UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2007

Commission File Number: 1-1225

WYETH SAVINGS PLAN – PUERTO RICO

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Human Resources, Benefits and Compensation Committee and the Wyeth Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN – PUERTO RICO

By:	/s/ John C. Kelly
John C. Kelly Member of the Wyeth Human Resources, Benefits and Compensation Committee and the Wyeth Investment Committee

Date: June 26, 2008

WYETH SAVINGS PLAN – PUERTO RICO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2007 and 2006

AND

FOR THE YEAR ENDED DECEMBER 31, 2007

EMPLOYER IDENTIFICATION NUMBER – 13-2526821

PLAN NUMBER – 060

WYETH SAVINGS PLAN – PUERTO RICO

DECEMBER 31, 2007 and 2006

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Savings Plan – Puerto Rico:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Wyeth Savings Plan- Puerto Rico (“the Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 26, 2008

Wyeth Savings Plan – Puerto Rico

Statements of Net Assets Available for Plan Benefits

As of December 31, 2007 and 2006

	December 31,
	2007	2006
Assets:
Investments, at fair value	$88,064,672	$79,591,933
Participant loans, at cost	12,563,054	11,222,962

Total investments	100,627,726	90,814,895

Receivables:
Employer contributions	126,517	103,190
Participant contributions	377,378	308,750
Accrued interest	6,670	3,351
Due from brokers for securities sold	—	97,587

Total receivables	510,565	512,878

Total Assets	101,138,291	91,327,773

Liabilities:
Due to brokers for securities purchased	435,607	601
Administrative fees payable	10,703	2,036
Refund of excess contributions	388,090	379,864

Total Liabilities	834,400	382,501

Net Assets Available for Plan Benefits at fair value	100,303,891	90,945,272
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,054,021)	305,578

Net Assets Available for Plan Benefits	$99,249,870	$91,250,850

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Savings Plan - Puerto Rico

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2007

Investment income:
Net depreciation in fair value of investments	$(1,922,791)
Interest	2,403,923
Dividends	2,932,804

Total investment income	3,413,936
Contributions:
Employer	3,843,028
Participant	12,058,135

Total contributions	15,901,163
Total additions	19,315,099

Deductions from net assets attributed to:
Benefits paid to participants	10,816,973
Administrative fees	111,016
Refund of excess contributions	388,090

Total deductions	11,316,079

Increase in net assets	7,999,020
Net Assets Available for Plan Benefits
Beginning of Year	91,250,850

End of Year	$99,249,870

The accompanying notes to financial statements are an integral part of these statements.

WYETH SAVINGS PLAN – PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan - Puerto Rico (“the Plan”) only provides general information. Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (“the Company”) and became effective on January 1, 1993. Full-time and part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and whose employment are not subject to a collective bargaining agreement (“non-union”) are eligible to participate in the Plan after attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”), and the Puerto Rico Internal Revenue Code (“the PR Code”).

Change in Recordkeeper and Custodian

Effective August 1, 2007, the Plan’s recordkeeper and cusotodian changed from Fidelity Institutional Retirement Services Company (“Fidelity”) to Mercer Human Resources Services (“MHRS”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined in the Plan. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. The Company will contribute an amount equal to 50% of the participant’s contributions to the Plan for participant contributions up to 6% of the participant’s covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the PR Code, total annual salary deferral contributions that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions and all earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined. If participants have less than five years of continuous service, such participants become vested in their Company matching contributions and all earnings thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2007, forfeitures of $89,572 were used to offset Company matching contributions. As of December 31, 2007 and 2006, the amount of forfeitures available to offset future Company matching contributions totaled $53,684 and $66,870, respectively.

Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of vested matching contribution and salary deferral contribution funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan document, before that age. Participants are limited to one quarterly non-hardship and one hardship withdrawal each year. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee - Puerto Rico (“the Committee”).

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their account if the participant’s account balance is greater than $5,000 and if the participant is less than 70 1/2 years of age.

Administrative Costs

Most costs and expenses of administering the Plan are paid by the Company except for certain investment expenses, which are deducted from the applicable investment funds. Participants are charged for loan application and maintenance fees.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower’s vested interest in their account balance. Participants may have outstanding up to four general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Investment contracts are presented at fair value in the statement of net assets available for plan benefits and the amount representing the difference between fair value and contract value of these investments is presented on the face of the statement of net assets available for plan benefits. The statement of changes in net assets available for benefit plans is prepared on a contract value basis. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation, which became effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code (see Note 8). Accordingly, the adoption of FIN 48 did not have a material impact on the Plan’s net assets available for plan benefits and changes in net assets available for plan benefits.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Plan in the fiscal year 2008. The Plan is currently evaluating the statement’s impact on its financial statements.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of investment earnings and Company contributions and such accounts charged with certain investment fees, depending on investment options. Allocations are based on earnings or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investment in stock is valued based on quoted market value as of the last business day of the year. Investments in mutual funds are recorded at fair market value, which is based upon their published net asset value. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Interest bearing cash is valued at cost which approximate fair value. Participant loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2007	2006
Investments at Fair Value as Determined by Reported Net Asset Value
Mutual Funds	$36,809,588	$30,734,819
Investments at Estimated Fair Value
Insurance Contracts	33,245,942	30,395,911
Investments at Cost
Participant Loans	12,563,054	11,222,962
Interest Bearing Cash	1,654,502	1,224,885
Investments at Fair Value as Determined by Quoted Market Price
Common Stock	16,354,640	17,236,318

Total Investments	$100,627,726	$90,814,895

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT CONTRACTS

The Plan’s Interest Income Fund (“the fund”) primarily invests in guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the issuer. The fair values of the guaranteed investment contracts were $33,245,942 and $30,395,911 at December 31, 2007 and 2006, respectively. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Traditional fixed-rate GICs in the Plan do not experience fluctuating crediting rates.

Benefit-responsive investment contracts, including guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value. The contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to the fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans; and (vii) the delivery by the plan sponsor of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

NOTE 4 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-five investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-five investment options were as follows for 2007:

Interest Income Fund - consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund also contains a money market component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts are guaranteed by the issuing insurance carrier. The Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield interest rate attributable to these contracts approximated 4.63% and 4.79% for the years ended December 31, 2007 and 2006, respectively. The average yield interest rates credited to participants approximated 4.69% and 4.63% for the years ended December 31, 2007 and 2006, respectively.

Wyeth Common Stock Fund - consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, which is invested primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth by investing in stocks, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide capital appreciation by investing primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks to provide long-term growth of capital by investing in stocks of large and mid-sized companies that the investment manager believes are undervalued.

PIMCO Total Return – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund – Class A – consists of shares in a mutual fund managed by OppenheimerFunds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

RS Partners Fund – consists of shares in a mutual fund managed by RS Investment Management Co., LLC that seeks to provide capital appreciation by investing in the common stocks of small and midsize companies.

Fidelity Freedom Funds – consist of shares in ten mutual funds (classified as “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year. Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches. The ten mutual funds available to Wyeth Plan participants are: Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035, Freedom 2040, Freedom 2045 and Freedom 2050.

NOTE 5 – MANAGEMENT OF THE PLAN

The Plan is administered by the Wyeth Savings Plan Committee – Puerto Rico (see Note 13), which was appointed by the Board of Directors of the Company. Banco Popular de Puerto Rico is the Plan’s trustee and is a party-in-interest to the Plan. Effective August 1, 2007, MHRS was appointed the Plan’s recordkeeper and custodian.

NOTE 6 – RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity. From January 1, 2007 through July 31, 2007, Fidelity was the recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Effective August 1, 2007, MHRS is the recordkeeper as defined by the Plan.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 – PLAN AMENDMENTS

There were no amendments to the Plan in 2007 and 2006.

NOTE 8 – INCOME TAX STATUS

Puerto Rico

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the “Act”) and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter dated December 20, 1993 stating that the Plan is in compliance with the Act. It has also received verification dated April 2, 1998 from the Puerto Rico Treasury Department stating that all plan amendments through January 1, 1996 will not affect the favorable determination previously issued on December 20, 1993. The Plan has been amended since receiving the determination letter and subsequent notification. The Plan administrator believes that the Plan and the trust continue to meet the requirements of the Act.

Federal Income Tax Status

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and the “cash and deferred arrangement” incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico.

NOTE 9 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution and earnings amounts and are entitled to full distribution of such amounts.

NOTE 10 – INVESTMENTS

The fair market value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits, as of December 31, were as follows:

	2007	2006
Wyeth Common Stock	$16,354,640	$17,236,318
Fidelity Spartan U.S. Equity Index Fund	8,708,400	8,204,939
Fidelity Balanced Fund	8,478,978	7,716,671
Fidelity Magellan Fund	5,314,669	4,248,963

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,922,791) as follows:

Wyeth Common Stock	$(2,478,793)
Mutual Funds	556,002

Total	$(1,922,791)

NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2007	2006
Net Assets Available for Plan Benefits per the financial statements	$99,249,870	$91,250,850
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,054,021	(305,578)

Net Assets Available for Plan Benefits per the Form 5500	$100,303,891	$90,945,272

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

2007
Total investment income per the financial statements	$3,413,936
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,359,599

Total investment income per the Form 5500	$4,773,535

NOTE 12 – PRISTIQ RELATED LITIGATION

Herrera, et al. v. Wyeth, et al., No. 1:08-cv-04688-RJS (U.S.D.C., S.D.N.Y.) is a putative class action brought under ERISA. The lawsuit, which was originally filed in federal court in New Jersey in February 2008, but which was subsequently transferred with the consent of all parties to the United States District Court for the Southern District of New York, alleges breach of fiduciary duty by the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and eight current and former corporate officers and committee members for offering the Wyeth Common Stock Fund as an investment alternative in the Wyeth Savings Plan, Wyeth Union Savings Plan and the Wyeth Savings Plan-Puerto Rico. The complaint alleges that the individuals and committees permitted investment in the Common Stock Fund notwithstanding their knowledge of cardiovascular and hepatic adverse events seen in clinical trials undertaken in connection with the Company’s New Drug Application (“NDA”) for PRISTIQ for vasomotor symptoms (“VMS”), that the defendants knew or should have known that those events would likely delay or prevent approval of the PRISTIQ VMS NDA, and that defendants failed to assure disclosure of those issues in the Company’s public statements about PRISTIQ. In addition to the claims that the alleged lack of disclosure constitutes a breach of fiduciary duty under ERISA, plaintiff also alleges claims for breaches of the duties of loyalty, exclusive purpose and prudence under ERISA against each of the defendants. The Company intends to defend this case vigorously. The Plan is not currently a named defendant and no relief is being sought against the Plan.

NOTE 13 – SUBSEQUENT EVENT

At its April 24, 2008 meeting, the Wyeth Board of Directors approved changes to the governance structure of Wyeth’s employee benefit plans. The former Human Resources and Benefits Committee is now called the Human Resources, Benefits and Compensation Committee.

The Retirement Committee was disbanded and eliminated and its investment fiduciary functions were transferred to the Investment Committee, its plan amendment authority transferred to the Human Resources, Benefits and Compensation Committee, and its administrative review functions transferred to a lower level committee to be appointed by the Human Resources, Benefits and Compensation Committee.

The Wyeth Savings Plan Committee- Puerto Rico was disbanded and eliminated by the Wyeth Board of Directors. The investment fiduciary functions were transferred to the Investment Committee and the administrative functions were transferred to the lower level committee to be appointed by the Human Resources, Benefits and Compensation Committee.

Wyeth Savings Plan - Puerto Rico Schedule H, line 4i - Schedule of Assets (Held At End of Year) December 31, 2007 Employer Identification Number - 13-2526821 Plan Number - 060	Schedule I

Identity of Issuer	Description of Investment	Cost**	Current Value

John Hancock Mutual Life Insurance	GIC 5.03% Due 6/15/10		$1,836,295

Metropolitan Life Insurance	GIC 4.24% Due 6/15/08		2,507,962
	GIC 4.33% Due 12/15/10		3,457,384
	GIC 5.57% Due 6/15/11		3,456,007

Monumental Life Insurance	GIC 4.31% Due 12/15/08		1,124,439
	GIC 4.68% Due 6/15/09		1,791,598
	GIC 4.11% Due 12/15/09		1,657,272
	GIC 4.83% Due 12/15/09		1,336,995

New York Life Insurance	GIC 3.54% Due 6/15/09		1,641,999

Principal Life Insurance	GIC 3.70% Due 12/15/08		1,636,454
	GIC 4.78% Due 3/15/11		2,247,865
	GIC 5.07% Due 12/14/13		1,677,858

Prudential Insurance	GIC 5.20% Due 6/15/12		2,781,005
	GIC 5.86% Due 6/15/12		3,353,384
	GIC 5.87% Due 6/15/13		2,739,425

Wyeth*	Common Stock		16,354,640
	376,989 shares

The Bank of New York Mellon	Money Market Fund
	Interest Bearing Cash		1,654,502

Fidelity Management Trust Company	Magellan Fund		5,314,669
	56,617 shares

Fidelity Management Trust Company	Balanced Fund		8,478,978
	432,380 shares

Fidelity Management Trust Company	International Discovery Fund		3,736,860
	86,742 shares
*	Represents a party-in-interest to the Plan
**	Cost not required for participant directed investments.

Wyeth Savings Plan - Puerto Rico Schedule H, line 4i - Schedule of Assets (Held At End of Year) December 31, 2007 Employer Identification Number - 13-2526821 Plan Number - 060	Schedule I (Continued)

Identity of Issuer	Description of Investment	Cost**	Current Value

Fidelity Management Trust Company	Spartan U.S. Equity Index Fund 167,792 shares		8,708,400

Fidelity Management Trust Company	Low-Priced Stock Fund 57,118 shares		2,349,253

Fidelity Management Trust Company	Real Estate Investment Fund 31,861 shares		827,737

Fidelity Management Trust Company	New Markets Income Fund 44,444 shares		652,431

Fidelity Management Trust Company	Capital Appreciation Fund 10,430 shares		279,100

Fidelity Management Trust Company	Freedom Fund 2005 3,558 shares		41,948

Fidelity Management Trust Company	Freedom Fund 2010 28,386 shares		420,682

Fidelity Management Trust Company	Freedom Fund 2015 11,924 shares		148,694

Fidelity Management Trust Company	Freedom Fund 2020 12,354 shares		195,317

Fidelity Management Trust Company	Freedom Fund 2025 7,921 shares		104,403

Fidelity Management Trust Company	Freedom Fund 2030 4,082 shares		67,436
*	Represents a party-in-interest to the Plan
**	Cost not required for participant directed investments.

Wyeth Savings Plan - Puerto Rico Schedule H, line 4i - Schedule of Assets (Held At End of Year) December 31, 2007 Employer Identification Number - 13-2526821 Plan Number - 060	Schedule I (Continued)

Identity of Issuer	Description of Investment	Cost**	Current Value

Fidelity Management Trust Company	Freedom Fund 2035 5,928 shares		81,095

Fidelity Management Trust Company	Freedom Fund 2040 9,805 shares		95,407

Fidelity Management Trust Company	Freedom Fund 2045 995 shares		11,296

Fidelity Management Trust Company	Freedom Fund 2050 1,319 shares		15,074

Fidelity Management Trust Company	High Income Fund 21,846 shares		188,098

Morgan Stanley Investments, LLP.	MSIFT Value Portfolio - Adviser Class 45,530 shares		730,302

Pacific Investment Management Company	PIMCO Total Return 11,869 shares		126,879

OppenheimerFunds	Developing Markets Fund 83,643 shares		4,069,247

RS Investment Management Co.	RS Partners Fund 5,397 shares		166,282

Participant loans*	Rates ranging from 5.0% to 10.5% Due through 2022		12,563,054

Total Investments			$100,627,726

*	Represents a party-in-interest to the Plan
**	Cost not required for participant directed investments.